David Barclay

Attorney at Law
2743 Fox River Lane
Naperville, Illinois 60565
Phone: (630) 697-9069
Email: DBarclay@eqtc.com

July 31, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Washington, D.C. 20549
Attention: Shane Callaghan
CallaghanS@sec.gov

Dear Mr. Callaghan:

I am writing on behalf of Brian Tunick in response to the letter he received from the Division of Corporate Finance Office of Mergers and Acquisitions (the “Division”) dated May 29, 2024 (the “Comment Letter”) regarding the Schedule 13D filed by Mr. Tunick on April 25,2024 regarding his holdings in CEA Industries Inc. (CEA). As both Mr. Tunick and I mentioned to you in our respective telephone conversations, he did not receive the Comment Letter until July 22, 2024, apparently due to a bad email address. We would have responded much sooner than this had we received it and appreciate your understanding of that. As was also mentioned to you in those telephone conversations, Mr. Tunick’s ownership of shares in CEA has now fallen below the 5% reporting level. Thus, he will file an amended Schedule 13D reflecting the new ownership level as well as correcting the items pointed out in the comment letter. In addition to the amended Schedule 13D, I will address each of the items in the Comment Letter below.

1.	The Comment Letter asks for an explanation as to why the Schedule 13D was filed on April 25, 2024, more than 5 business days after the date, April 11, 2024, on which Mr. Tunick’s ownership reached the five percent level. Mr. Tunick was a first-time filer and there was some difficulty in obtaining the access codes needed for the EDGAR filing. Certain documentation was needed that took a few days to obtain and complete. As soon as the EDGAR codes were obtained the filing was made.
2.	The Comment Letter suggests that Mr. Tunick’s holding of CEA exceeded the five percent threshold at an earlier date than April 11, 2024. Mr. Tunick acknowledges that he miscalculated and would have corrected in an amendment to Schedule 13D if he were not filing an amended exit 13D at this time.
3.	The requested additional information has been added to Item 2(c) in the amended Schedule13D.
4.	The requested additional information has been added to Item 3 in the amended Schedule 13D and the specific responses to each line item in Schedule 13D have broken out in the amended Schedule 13D.

We believe this, along with the amended Schedule 13D being filed, addresses all the issues raised in the Comment Letter. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ David Barclay
David Barclay

Attorney for Brian Tunick

cc: Brian Tunick